UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Preliminary Operating Results for Fiscal Year 2012

On February 7, 2013, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for fiscal year 2012. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on the Korean International Financial Reporting Standards (“K-IFRS”) and are currently being audited by our independent auditor and are subject to change.

1.	Operating results of KB Financial Group (consolidated)

(Won in millions, %)		4Q 2012	3Q 2012	% Change Increase (Decrease) (Q to Q)	4Q 2011	% Change Increase (Decrease) (Y to Y)
Operating Revenue*	Specified Quarter	6,007,860	6,296,285	(4.58)	5,969,498	0.64
	Cumulative	25,296,357	19,288,497	—	26,484,343	(4.49)
Operating Income	Specified Quarter	421,475	536,797	(21.48)	435,080	(3.13)
	Cumulative	2,505,866	2,084,391	—	3,398,334	(26.26)
Income before Income Taxes	Specified Quarter	308,653	510,846	(39.58)	375,944	(17.90)
	Cumulative	2,355,796	2,047,143	—	3,260,806	(27.75)
Net Income**	Specified Quarter	213,772	410,103	(47.87)	219,069	(2.42)
	Cumulative	1,774,519	1,560,747	—	2,373,026	(25.22)

*	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.
**	Represents profit attributable to equity holders of the parent entity.

2.	Operating results of Kookmin Bank (consolidated)*

(Won in millions, %)		4Q 2012	3Q 2012	% Change Increase (Decrease) (Q to Q)	4Q 2011	% Change Increase (Decrease) (Y to Y)
Operating Revenue**	Specified Quarter	4,779,488	4,850,715	(1.47)	4,590,232	4.12
	Cumulative	19,273,951	14,494,463	—	22,274,350	(13.47)
Operating Income	Specified Quarter	272,311	406,893	(33.08)	277,562	(1.89)
	Cumulative	2,015,265	1,742,954	—	2,806,349	(28.19)
Income before Income Taxes	Specified Quarter	220,070	396,379	(44.48)	255,459	(13.85)
	Cumulative	1,945,307	1,725,237	—	2,761,814	(29.56)
Net Income***	Specified Quarter	158,555	326,253	(51.40)	129,931	22.03
	Cumulative	1,487,380	1,328,825	—	2,046,538	(27.32)

*	Includes income (loss) from discontinued operations of Kookmin Bank’s credit card business, which was spun off as of the end of February 2011.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.
***	Represents profit attributable to equity holders of the parent entity.

Report of Change in Revenue or Income of More than 15% (KB Financial Group)

On February 7, 2013, KB Financial Group reported changes in its revenue and income, each on a separate basis, as described below.

Key Details

			(Won in thousands, %)
	FY 2012	FY 2011	Change (Amount)	Change (%)
Revenue and Income
- Operating Revenue*	693,943,379	26,999,320	666,944,059	2,470.2
- Operating Income	645,191,215	(62,362,418)	707,553,633	N.A.	**
- Income before Income Taxes	644,879,885	(65,225,447)	710,105,332	N.A.	**
- Net Income	646,235,488	(63,678,373)	709,913,861	N.A.	**
Other Financial Data
- Total Assets	18,412,767,905	18,510,689,623
- Total Liabilities	328,425,926	794,409,913
- Shareholders’ Equity	18,084,341,979	17,716,279,710
- Capital Stock	1,931,758,465	1,931,758,465
- Shareholders’ Equity/ Capital Stock Ratio (%)	936.2	917.1

*	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.
**	Not Applicable.

•	The increase in operating revenue and net income were primarily due to an increase in the dividends received from KB Financial Group’s subsidiaries.

•	The preliminary figures presented above are based on K-IFRS and are currently being audited by our independent auditor and are subject to change.

Declaration of Cash Dividends by KB Financial Group Inc.

On February 7, 2013, the board of directors of KB Financial Group passed a resolution to declare a cash dividend of KRW 600 per common share (total dividend amount: KRW 231,811,015,800), subject to shareholder approval. The record date is December 31, 2012, and in accordance with the Korean Commercial Code, the payment for such dividends (which is subject to change pending shareholder approval) is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of KB Financial Group, which is expected to be held on March 22, 2013.

The contents of the above declaration remain subject to change pending approval at the annual general meeting of shareholders and the results of the audit by our independent auditor.

The total number of common shares that are eligible for payment of dividends is 386,351,693 shares.

Report of Change in Revenue or Income of More than 15% (Kookmin Bank)

On February 7, 2013, Kookmin Bank, a wholly owned subsidiary of KB Financial Group, reported changes in its revenue and income, each on a separate basis, as described below.

Key Details

			(Won in thousands, %)
	FY 2012	FY 2011*	Change (Amount)	Change (%)
Revenue and Income
- Operating Revenue**	19,136,840,967	21,743,059,971	(2,606,219,004)	(12.0)
- Operating Income	1,959,892,428	2,615,686,997	(655,794,569)	(25.1)
- Income before Income Taxes	1,813,529,836	2,555,746,871	(742,217,035)	(29.0)
- Net Income	1,371,195,469	2,008,579,433	(637,383,964)	(31.7)
Other Financial Data
- Total Assets	258,648,983,964	257,728,624,652
- Total Liabilities	238,699,843,844	238,720,226,628
- Shareholders’ Equity	19,949,140,120	19,008,398,024
- Capital Stock	2,021,895,580	2,021,895,580
- Shareholders’ Equity / Capital Stock Ratio (%)	986.7	940.1

*	The figures for operating revenue, operating income and income before income taxes in the table above for fiscal year 2011 exclude income (loss) from discontinued operations of Kookmin Bank’s credit card business, which was spun off as of the end of February 2011.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.

•

The decrease in operating income and net income were due primarily to (i) a decrease in interest income attributable mainly to a decrease in our net interest margin and (ii) a decrease in non-interest income attributable mainly to one-off items

•	The preliminary figures presented above are based on K-IFRS and are currently being audited by our independent auditor and are subject to change.

Declaration of Cash Dividends by Kookmin Bank

On February 6, 2013, the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group, passed a resolution to declare a cash dividend of KRW 697 per common share (total dividend amount: KRW 282,039,387,393), subject to shareholder approval. The record date is December 31, 2012, and in accordance with the Korean Commercial Code, the payment for such dividends (which is subject to change pending shareholder approval) is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of Kookmin Bank, which is expected to be held on March 21, 2013. The entire dividend amount is to be paid to KB Financial Group, which holds all of the common shares of Kookmin Bank.

The contents of the above declaration remain subject to change pending approval at the annual general meeting of shareholders of Kookmin Bank and the results of the audit of Kookmin Bank by its independent auditor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 7, 2013	By:	/s/ Jong Kyoo Yoon
(Signature)

	Name:	Jong Kyoo Yoon
	Title:	Deputy President & CFO